PROMISSORY NOTE

Date of Note: [EFFECTIVE DATE]

Principal Amount of Note: [AMOUNT]

Payment Start Date: One year after closing date

City and State of Lender: [CITY, STATE]

For value received Sour Rice LLC, a California limited liability company ("*Borrower*"), hereby promises to pay to the order of [INVESTOR NAME] ("*Lender*"), in lawful money of the United States of America and in immediately available funds, the principal amount set forth above (the "*Loan*") together with accrued and unpaid interest thereon, each due and payable on the dates and in the manner set forth below.

1.   Interest Rate. The outstanding principal amount of the Loan shall accrue interest at a rate of 25% per annum or the maximum rate permissible by law (which under the laws of the State of California shall be deemed to be the laws relating to permissible rates of interest on commercial loans), whichever is less, non-compounding, calculated on the basis of a 365-day year and the actual number of days elapsed.

2.   Repayment Schedule. Borrower promises to repay the outstanding principal amount of the Loan and any unpaid accrued interest according to the following schedule:

> Borrower shall pay the outstanding principal amount of the Loan (and all unpaid accrued interest through the date of each such payment) in six (6) equal quarterly payments until the Loan is repaid in full; *provided, however*, that at any time the Company may defer up to two (2) of such payments upon notice to Lender (each, a "*Permitted Deferral*"); *provided, however*, that Borrower may prepay the outstanding principal amount of the Loan and any unpaid accrued interest at any time.

3.   Place of Payment. All amounts payable hereunder shall be payable at the office of Wefunder, Inc., c/o Lender, [INVESTOR NAME] , unless another place of payment shall be specified in writing by Lender.

4.   Application of Payments. Payment on this Promissory Note (this "*Note*") shall be applied first to accrued interest, and thereafter to the outstanding principal amount hereof.

5.   Secured Note. To secure payment of all amounts due under this Note, Borrower grants Lender a security interest in all of its personal property, now existing or hereafter arising, including all accounts, inventory, equipment, general intangibles, financial assets, investment property, securities, deposit accounts, and the proceeds thereof. Borrower authorizes Lender to file a financing statement to perfect this security interest.

6.   Guarantee. Jamison Wiggins ("*Guarantor*") absolutely, irrevocably and unconditionally guarantees for the benefit of Lender the full, faithful and punctual performance when due (whether at stated maturity, acceleration, demand or otherwise) of the indebtedness (including, without limitation, principal and interest), liabilities and other obligations of Borrower under this Note. The liability of

1.

Guarantor under this Section shall be irrevocable, absolute, independent and unconditional, and shall not be affected by any circumstance that might constitute a discharge of a surety or guarantor other than the indefeasible payment and performance in full of all indebtedness of Borrower hereunder. The guaranty of Guarantor under this Section is a guaranty of payment when due and not merely of collectability. Lender may enforce the guaranty provided by Guarantor under this Section during the existence of an Event of Default notwithstanding the existence of any dispute between Lender and Borrower with respect to the existence of such Event of Default. The obligation of Guarantor under this Section is separate and independent from the obligations of Borrower under this Note, and a separate action or actions may be brought and prosecuted against Guarantor whether or not an action is brought against Borrower and whether or not Borrower is joined in any such action or actions. Guarantor waives any right it may have to require Lender to (a) proceed against Borrower or any other person, (b) proceed against or exhaust any security or other monies held on behalf of Borrower, (c) marshall assets in favor of any person or (d) pursue any other remedy in the power of Lender whatsoever prior to enforcing the obligation of Guarantor under this Section. Guarantor also waives and agrees not to assert (x) the defense of the statute of limitations in any action hereunder or for the collection or performance of any indebtedness of Borrower due hereunder, (y) any defense arising by reason of any lack of corporate or other authority or any other defense of Borrower, Guarantor or any other person or entity and (z) any rights to set-offs and counterclaims. Guarantor's liability under this Section shall remain in full force and effect without regard to, and shall not be impaired or affected by, nor shall Guarantor be exonerated or discharged by, (i) any insolvency proceeding with respect to Borrower, Guarantor or any other person or entity or (ii) any claim, defense, counterclaim or setoff, other than that of prior performance, that Borrower, Guarantor or any other person or entity may have or assert, including any defense of incapacity or lack of corporate or other authority to execute this Note. Mere delay or failure to act shall not preclude the exercise or enforcement of any rights and remedies available to Lender. Guarantor expressly agrees that its obligation under this Section shall not in any way be impaired or otherwise affected by the institution by or against Borrower of any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or any other similar proceedings for relief under any bankruptcy law or similar law for the relief of debtors and that any discharge of any of Borrower obligations hereunder pursuant to any such bankruptcy or similar law or other law shall not diminish, discharge or otherwise affect in any way the obligations of Guarantor under this Section. To the fullest extent permitted by applicable law, Guarantor expressly waives any defenses or benefits that may be derived from California Civil Code Sections 2809, 2810, 2819, 2839, 2849, 2899 or 3433, or from comparable provisions of the laws of any other jurisdiction, and all other suretyship defenses it otherwise might or would have under California law or other applicable law.

7.   **Default.** Each of the following events shall be an "*Event of Default*" hereunder:

(a)   Other than with respect to a Permitted Deferral, Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

(b)   Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

(c)   an involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

8.   **Waiver.** Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses.

The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

9.   **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

10.   **Successors and Assigns**. The provisions of this Note shall inure to the benefit of and be binding on any successor to Borrower and shall extend to any holder hereof.

[Signature page follows]

COMPANY:

Sour Rice LLC, a California Limited Liability Company

Founder Signature

Name: _____Jamison Wiggins_____

Title: _____CEO_____

LENDER:

_____

By: *Investor Signature*

Name: _____[INVESTOR NAME]_____

Title: _____[INVESTOR TITLE]_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited